January 21, 2014

Mr. Michael R. Clampitt, Senior Attorney

Mr. John P. Nolan, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

RE:                          Talmer Bancorp, Inc.

Amendment No. 4 to Confidential Draft Registration Statement on Form S-1

Confidentially Submitted on December 19, 2013

CIK No. 0001360683

Dear Mr. Clampitt:

This letter is being submitted in response to certain comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 9, 2014  (the “Comment Letter”) with respect to the above-referenced Confidential Draft Registration Statement on Form S-1 submitted by Talmer Bancorp, Inc.  Unless the context indicates otherwise, all references in this letter to “the Company,” “we,” “us” and “our” refer to Talmer Bancorp, Inc. and our wholly owned subsidiaries, Talmer Bank and Trust, First Place Bank and Talmer West Bank.

For your convenience, we have set forth each comment from the Comment Letter in italics and bold typeface and have included our response below it.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Summary Historical Consolidated Financial Data

Asset Quality Ratios

1.              Please tell us how performing TDRs are considered in the determination of the ratios of nonperforming loans to total loans, the ratio of nonperforming assets to total assets and the ratio of the allowance for loan losses to nonperforming loans.

Mr. Michael R. Clampitt, Senior Attorney
Mr. John P. Nolan, Senior Assistant Chief Accountant
January 21, 2014
Page 2

Response:  We respectfully advise the Staff that we do not consider performing TDRs to be nonperforming loans because, while they are impaired loans, they are still accruing loans and, therefore, they are not included in our ratio of nonperforming loans to total loans, the ratio of nonperforming assets to total assets and the ratio of the allowance for loan losses to nonperforming loans. We have revised our disclosure in “Management’s and Discussion Analysis of Financial Condition and Results of Operations” on page 109 of Pre-Effective Amendment No. 1 to Form S-1 filed simultaneously herewith (“Amendment No. 1”) and Note 5, “Loans,” on page F-29 to clarify that we do not consider performing TDRs to be nonperforming loans.

Risk Factors

2.              We note your response to prior comment ten in our letter dated October 16, 2013. Please add risk factor disclosure discussing the fact that you had errors in your prior period financial statements. Your disclosure should also address the potential implications of errors in your financial statements to your internal controls over financial reporting in future periods.

Response:  We have revised Amendment No. 1 in response to and in accordance with the Staff’s comment on page 33 of Amendment No. 1.

Income Taxes and Tax-Related Items

3.              We note the reversal of a portion of the deferred tax asset valuation allowance, which was initially recorded in conjunction with the First Place acquisition, during the quarter ended September 30, 2013. Please provide us with sufficient detailed information addressing the following:

•            Explain how the amount of the partial valuation allowance amount reversed was determined;

•            Address whether the previously recorded valuation allowances related to loans, fixed assets, OREO and for the potential obligation to repurchase sold mortgage loans have changed since the date of acquisition and the reasons for these changes; and

•            Address the appropriateness of recording the reversal in the quarter ended September 30, 2013 as well as the accounting treatment followed.

Response:

As noted in our September 27, 2013 response letter to the Staff’s Comment Number 16, a valuation allowance of $24.5 million on the deferred tax asset was initially recorded based on our estimate of built-in losses more likely than not to be realized over the Section 382 five-year recognition period (or one year for items related to bad debt deductions).  The partial reversal of the deferred tax asset valuation allowance of $6.0 million during the quarter ended September

Mr. Michael R. Clampitt, Senior Attorney
Mr. John P. Nolan, Senior Assistant Chief Accountant
January 21, 2014
Page 3

30, 2013 was largely due to a post-acquisition date reduction in our original estimates of projected realized built-in losses on loans (i.e. bad debt deductions) occurring in the one year period following the acquisition date.  We estimated the realized built-in losses as of our January 1, 2013 acquisition date based on facts, circumstances and information, including economic conditions, available at the time we completed our initial day one acquisition accounting.  At September 30, 2013, our estimates of projected realized built-in losses were reduced, which required us to reduce the valuation allowance.  The primary components of the recorded valuation allowance and the reasons for the adjustments are described in detail below:

Loans:  Realized built-in loss is triggered upon final disposition of a loan or determination of the total worthlessness of a loan for items related to bad debt deductions for tax purposes within the first year following the applicable change in control.  At the acquisition date, we projected realized built-in losses on loans and established a related valuation allowance of $12.4 million. This valuation allowance was estimated based on the economic conditions that existed at the date of acquisition, and our expectations of the impact of those conditions on trends in the bankruptcy status of borrowers and realization of built-in losses on loans in the process of foreclosure.  At September 30, 2013, we reduced the valuation allowance related to loans by $4.4 million to $8.0 million. This reduction was driven primarily by the actual performance of the loans in our portfolio and our estimates of future performance through the year ended 2013, as well as improvements in economic conditions.  Specifically, the following factors which we relied upon in determining our original estimates were adjusted:

a.              Our expectations on the timing of resolution on loans where the borrowers were in the process of bankruptcy at the date of acquisition.

We anticipated that most of these customers would complete the bankruptcy process and identified losses on their loans would become realized built-in losses within one year of the acquisition date.  Through September 30, 2013, there were fewer resolutions on loans where the borrowers were in the process of bankruptcy at acquisition date than originally expected.

b.              Our projections of additional borrowers who would declare bankruptcy.

Through September 30, 2013, there were fewer additional borrowers declaring bankruptcy than originally expected at the acquisition date.

c.               Our expectation on timing of resolution on loans where properties had been foreclosed, but not ultimately resolved at the date of acquisition.

Through September 30, 2013, there were fewer additional borrowers declaring bankruptcy than originally expected at the acquisition date.

Mr. Michael R. Clampitt, Senior Attorney
Mr. John P. Nolan, Senior Assistant Chief Accountant
January 21, 2014
Page 4

d.              Our projections of additional loan foreclosures and resolution with borrowers.

Through September 30, 2013, there were fewer additional loan foreclosures and resolutions with borrowers than originally expected at the acquisition date.

Due to the above factors and the improving economy, we reduced our projections of resolutions on loans where borrowers were in the process of bankruptcy, additional borrowers who would declare bankruptcy, resolutions on loans where properties had been foreclosed, but not ultimately resolved at the date of acquisition and the number of additional loan foreclosures and resolution with borrowers.

As a result of the above changes, our estimates for realized built-in losses associated with the final resolution of loans in the process of foreclosure and bankruptcy were reduced by 40% from our estimates at acquisition date

We believe that our change in estimates is supported by overall improving economic conditions.  By way of example:  Bankruptcy filings in the United States, per the U.S. Court Statistics, were down 12.2% for the 12 months ending September 30, 2013, compared to the same period in 2012, with business filings down 16.9% and personal filings down 12.0%, for the 12 months ending September 30, 2013, compared to the same period in 2012.  Bankruptcies in Ohio, per the U.S. Court Statistics, where the majority of borrowers for First Place Bank are located, were down 6.6% during the 12 months ended September 30, 2013.  Home values, as indicated by the Case-Shiller 20 city index (seasonally adjusted), showed an increase of 12.8% from August 2012 to August 2013.  Additionally, the Case-Shiller index for the Cleveland market indicated housing prices were up 6.0% for the nine months ending August 31, 2013.  Please refer to our Economic Overview in “Management’s and Discussion Analysis of Financial Condition and Results of Operations” beginning on Page 66 of Amendment No. 1 for more detail about the improving economic conditions.

Other Real Estate Owned (OREO):  The ultimate resolution of OREO properties within the five years following the applicable change in control will result in realized built-in loss to the extent of built-in loss at acquisition.  Management expects that all properties will be resolved within five years, resulting in realized built-in loss.  As a result, a valuation allowance of approximately $2.0 million was established at acquisition date.  We decreased the valuation allowance by $300 thousand to $1.7 million at September 30, 2013 because the OREO properties resolved through September 30, 2013 were at higher prices than estimated at the acquisition date.  Our success in selling properties at higher prices than estimated at the acquisition date reflects the improved economic conditions discussed above.

Other Components:

The valuation allowances related to fixed assets and for the potential obligation to repurchase sold mortgage loans have not changed since the date of acquisition.

Mr. Michael R. Clampitt, Senior Attorney
Mr. John P. Nolan, Senior Assistant Chief Accountant
January 21, 2014
Page 5

The valuation allowance was also reduced by $1.3 million as the reduction in expected realized built-in loss on loans and other real estate owned resulted in increased expected utilization of other realized built-in loss, pre-ownership change net operating loss and tax credit carry forwards than what was previously estimated.

To address your third bullet of your comment above, management determined that there was not sufficient evidence based on actual experience through June 30, 2013 to support a change in our initial projections of the amount and timing of estimated loan and OREO realized built-in losses over the remainder of the Section 382 recognition periods.  However, these lower trends in the actual loan realized built-in loss and better than expected results of sales of OREO became apparent in the third quarter of 2013, as management determined the data available at September 30, 2013 provided more reliable information.  This change in circumstances in the third quarter of 2013 resulted in a change in judgment about the realizability of the deferred tax assets, and management’s estimate of future realized built-in losses was appropriately reduced in the quarter ended September 30, 2013.  This change in estimate of future realized built-in losses and its impact on the expected timing of the utilization of realized built-in loss, pre-ownership change net operating loss and tax credit carry forwards resulted in a reduction of the valuation allowance, which was recorded as a reduction to income tax expense in accordance with ASC 805-740-45-2b.

Summary of Impaired Assets and Past Due Loans

4.              Please revise to disclose the levels of nonperforming TDRs for each of the periods presented and indicate where these loans have been reflected in the tables presented.

Response:  We have revised the table under “Summary of Impaired Assets and Past Due Loans” in “Management’s and Discussion Analysis of Financial Condition and Results of Operations” on page 108 of Amendment No. 1 to provide the nonperforming TDRs for each of the periods presented.

Principal and Selling Shareholders

5.              Revise footnotes 18 and 20 to disclose whom has selling or dispositive power.

Response:  We have revised Amendment No. 1 in response to and in accordance with the Staff’s comment beginning on page 182 of Amendment No. 1.

Mr. Michael R. Clampitt, Senior Attorney
Mr. John P. Nolan, Senior Assistant Chief Accountant
January 21, 2014
Page 6

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Recently Adopted and Issued Accounting Standards

Troubled Debt Restructurings (“TDRs”)

6.              The basis for your materiality conclusions described in your response to prior comment ten, in our letter dated October 16, 2013, with respect to your financial statements for the three and nine months ended September 30, 2012 remain unclear to us. Please revise your response to:

•            Address how you considered the materiality of the changes made to each affected financial statement line item due to the error correction (e.g. net interest income, allowance for loan losses, pre-tax income, etc.). Your analysis should address the error corrections individually and in the aggregate for the three and nine month periods ended September 30, 2012. In this regard, your prior response appears to focus solely on the aggregate impact to your annual financial statements. Refer to ASC 250-10-S99;

•            Tell us how you considered the guidance in ASC 250-10-45-27; and

•            Explain in further detail why the impact of the errors in the first two quarters of fiscal 2012 decreased net income, but the impact of the errors increased net income in the third and fourth quarters of fiscal 2012.

Response:  To clarify our response to Question 10 in our letter dated December 19, 2013, we respectfully advise the Staff that our financial statements presented for the three and nine month periods ended September 30, 2012 reflect the results of our materiality analysis that we performed in accordance with ASC 250-10-S99, which addresses both the impact of the error correction to each affected financial statement line item individually, and in the aggregate, for the three and nine month periods ended September 30, 2012.  The accounting error was isolated to 2012 and was an intra-year issue corrected prior to finalizing the audit of the full-year 2012 financial statements and none of our prior year audited financial statements were impacted.  The audited financial statements as of December 31, 2012 reflect the reclassifications of the balance sheet and income statement line items that netted to an overall immaterial impact on net income as of December 31, 2012.  The three and nine month periods ended September 30, 2012 also reflect the correction in accounting as we reclassified certain balance sheet and income statement line items to reflect the trend in earnings and ensure the financial statements were comparable for the three and nine month periods ended September 30, 2013.  To comply with ASC 250-10-45-27, we have revised our disclosure in Amendment No. 1 to disclose the change in accounting and the impact on the three and nine month periods ended September 30, 2012 in Note 1, “Basis of Presentation and Recently Adopted and Issued Accounting Standards,” beginning on page F-8 of Amendment No. 1.

We respectfully advise the Staff that when we corrected our accounting to properly account for purchased credit impaired (PCI) loans individually accounted for under ASC 310-30 considered to be TDRs, we were required to perform a loan-by-loan analysis on each such PCI loan and reinstate the recorded investment, allowance for loan loss and indemnification asset as they were prior to the correction and then reproduced the accounting, following the correction, to account for the loan essentially as an ASC 310-30 loan, except the yield remained as the last yield recognized under ASC 310-30 until payoff.  The effect of the correction consisted primarily of

Mr. Michael R. Clampitt, Senior Attorney
Mr. John P. Nolan, Senior Assistant Chief Accountant
January 21, 2014
Page 7

reclassifications of income statement line items, mainly interest income, provision for loan losses and noninterest income and reduced net income in quarters one and two.

Given that the affected PCI loans were accounted for essentially as ASC 310-30 loans, with the exception that the yield remained as the last yield recognized under ASC 310-30 until payoff , post-modification activities with respect to the loans, including improved performance, resulted in increased net income in quarters three and four.  Specifically, post-modification activity on such loans included accretion income on the remaining loans over the new expected life of the modified loan, and payments and payoffs greater than expected, resulting in reductions in the allowance for loan losses and related provisions for loan losses and the acceleration of remaining discounts into noninterest income when individual loans were paid in full.

For example, prior to our accounting correction, our results for the quarter ended March 31, 2012 reflected the impact of accelerating into earnings any remaining loan discounts on affected PCI loans and establishing an allowance for loan losses under ASC 310-10 on the PCI loans individually accounted for under ASC 310-30 considered to be TDRs as of the quarter ended March 31, 2012.  To correct this accounting, the acceleration of the loan discounts on affected PCI loans into earnings was reversed and the discount was reinstated as a reduction to the recorded investment on the PCI loan, and this was offset by the impact of correcting the other income statement accounts, including an increase to the provision for loan losses and accelerated discount.  The corrections to the universe of PCI loans corrected in the first quarter of 2012 (the “Q1 Corrected PCI Loans”) resulted in a decrease of net income of $1.4 million for the three months ended March 31, 2012.  The post-modification activity to the Q1 Corrected PCI Loans had a minimal impact on the second quarter of 2012, but increased net income with respect to these loans in both the third and fourth quarter of 2012 by approximately $260 thousand and $340 thousand, respectively.  We saw similar results for the universe of PCI loans corrected in the second quarter of 2012 (the “Q2 Corrected PCI Loans”).  The corrections to the Q2 Corrected PCI Loans resulted in a decrease of net income of approximately $800 thousand in the second quarter, while the post-modification activity on these loans increased net income in both the third and fourth quarter of 2012 by $570 thousand and $380 thousand, respectively.  Similar results occurred for the universe of PCI loans corrected in the third quarter of 2012 (the “Q3 Corrected PCI Loans”), which resulted in a decrease of net income of approximately $250 thousand, while the post-modification activity on these loans increased net income in the fourth quarter of 2012 by $190 thousand.

As demonstrated, the corrections to the Q1 Corrected PCI Loans, the Q2 Corrected PCI Loans and the Q3 Corrected PCI Loans (collectively referred to herein as, the “Corrected PCI Loans”) individually accounted for under ASC 310-30 considered to be TDRs from one quarter to the next and the post-modification activity of these Corrected PCI Loans during 2012, reflect a trend in which the initial corrections resulted in a reduction to net income for each group of Corrected PCI Loans and post-modification activity which resulted in an increase in net income over subsequent quarters.  As such, the cumulative impact of the Corrected PCI Loans resulted in the decrease in net income for the first two quarters of fiscal year 2012 and an increase in net income

Mr. Michael R. Clampitt, Senior Attorney
Mr. John P. Nolan, Senior Assistant Chief Accountant
January 21, 2014
Page 8

for the last two quarters of fiscal year 2012.  As a result, each quarter’s operating results now accurately reflect the activity for that period following the corrected accounting approach.

Note 12. Income Taxes

7.              As a result of the material acquisition which occurred on January 1, 2013, we note the significant increase in income tax benefits as well as the impact as a result of the valuation allowance reversal which occurred in the interim period of fiscal 2013. In order to provide the reader with a clear understanding of the impact of this acquisition, please revise to provide information in the interim period notes to the financial statements similar to the income tax information included in the historical audited notes to the financial statements (i.e. Note 15).

Response:  We have revised Amendment No. 1 in response to and in accordance with the Staff’s comment in Footnote 12, Income Taxes, beginning on page F-55 of Amendment No. 1 to provide information in the interim period notes to the financial statements similar to the income tax information included in the historical audited notes to the financial statements.  We have also revised our disclosure in “Management’s and Discussion Analysis of Financial Condition and Results of Operations” on page 96 of Amendment No. 1 to provide additional information on the reversal of a portion of our deferred tax asset valuation allowance.

We hope the foregoing information addresses the Staff’s comments regarding the referenced registration statement.  If you have any questions regarding this letter, please do not hesitate to contact me at (248) 498-2848 or our attorney Brennan Ryan at (404) 322-6218.

Very truly yours,

/s/ Dennis Klaeser

Chief Financial Officer

cc:	J. Brennan Ryan, Esq., Nelson Mullins Riley & Scarborough LLP